UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*

                                NEXTHEALTH, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  653336105
                                 (CUSIP Number)

     Steven M. Kolow, c/o Mitchel S. Ross, Esq., Stroock & Stroock & Lavan, 100 Federal Street Boston MA 02110 (Tel) 617-482-6800 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications


                                 April 2, 1996
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box | |

     Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would also disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No 653336105                                         Page 2

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        Steven M. Kolow

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                        (b)

3  SEC USE ONLY

4  SOURCE OF FUNDS*
         PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
                 USA

NUMBER OF      7   SOLE VOTING POWER
SHARES                 600,000
BENEFICIALLY   8   SHARED VOTING POWER
OWNED BY                     0
EACH           9   SOLE DISPOSITIVE POWER
REPORTING              600,000
PERSON         10  SHARED DISPOSITIVE POWER
WITH                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         600,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.0%

14  TYPE OF REPORTING PERSON*
         IN

                      *SEE INSTRUCTIONS BEFORE FILING OUT!

Item 1    Security and Issuer.

          This statement on Schedule 13D, dated April 11, 1996, filed by Steven
M. Kolow, relates to the common stock, par value of $.01 per share
("NextHealth Common Stock"), of NextHealth, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer is 16500 N. Lago Deloro Parkway, Tucson, AZ 85739. All capitalized terms used herein shall have the definitions set forth in the Schedule, except as may otherwise be provided herein.

Item 2    Identity and Background

          This statement is being filed by Steven M. Kolow ("Kolow" or "Purchaser"). Kolow's residence is at P.O. Box 134, Waban, MA 02168-0002. Kolow's principal employment is entrepreneur.

          During the last five years, Kolow has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Kolow is a United States citizen.

Item 3    Source and Amount of Funds or Other Consideration.

          Shares of the common stock were acquired in a cash account maintained with Oppenheimer & Co. Kolow has entered into a standard major agreement with Oppenheimer & Co. Securities subject to this filing were acquired as follows:

SHARES              TRADE DATE           PRICE INCLUDING COMMISSIONS
 50,000              3/8/96               $124,878.85
 40,000              3/11/96              $ 99,903.85
 10,000              3/11/96              $ 25,600.00
 10,000              3/12/96              $ 33,103.85
 90,000              3/12/96              $303,525.00
150,000              3/14/96              $485,628.85
 75,000              3/20/96              $228,753.85
175,000              4/2/96               $566,566.35

     No other trades in these securities during the preceding 60 days.

Item 4    Purpose of Transaction.

          The Shares have been acquired as an investment.

          The Purchaser may purchase additional Shares in open market transactions or otherwise to increase his beneficial ownership of Shares. The Purchaser intends to continuously review his investment in the Company, including the Company's operations, assets, financial condition and prospects and may, from time to time, discuss such matters with management of the Company. The Purchaser may also sell part or all of his position at any time, depending upon market conditions and the other factors described above.

          Except as discussed above, in this Item 4, the Purchaser does not have any current plans or proposals which relate to or would result in any of the transactions enumerated in Item 4 of Schedule 13D.

Item 5    Interest in Securities of the Issuer.

          As at April 2, 1996, Kolow beneficially owns 600,000 shares of NextHealth Common Stock, approximately 7% of the Common Stock outstanding. The percentage of Common Stock outstanding is calculated based upon information contained in the Issuer's Form 10 as filed pursuant to the Securities Exchange Act of 1934, as amended.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          NONE

Item 7    Material to be Filed as Exhibits

          NONE

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              /s/  Steven M. Kolow
                                   Steven M. Kolow

Dated April 11, 1996